February 19, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Wise Sales, Inc. Registration Statement on Form S-1 Filed May 4, 2009 and amended on January 21, 2010 File No. 333-158966

Dear Mr. Owings:

We have reviewed your comments on our filing and have the following comments. The page references are to the S-1 that was filed on January 21, 2010.

Risk Factors (page 8)

Control by principal shareholder (page 9)

Question 1: Pursuant to your request, we have modified the disclosure in the risk factor. The disclosures have also been modified in the “Dilution” section on page 16 and in the “Security Ownership of Certain Beneficial Owners and Management” section on page 31.

Description of Business (page 19)

General Information (page 19)

Question 2: In response to your comment, we have eliminated all references to a “distribution network” and now refer to a prospective group of “advertising platform partners” that will include web search engines, Internet directories and mobile content providers. We have also added some disclosures about the nature of the services performed by these prospective partners.

The disclosure pertaining to the click-through advertisements has been modified. The previous disclosure inaccurately represented that the company would be compensated directly from activity generated from these ads.

Question 3: In response to your comment, we have added a disclosure that the company has not yet entered into any contractual relationships with either advertisers or advertising platforms, other than the relationship with Wise Savings. We have also removed any references that would imply that we intend to “expand” or “grow” an existing network. We have also added a disclosure about how we intend to go about recruiting our partners.

Question 4: Pursuant to your comment, we have reconciled our disclosures for our four primary sources of revenue. We have also clarified our disclosures as to whether the anticipated compensation is either fee-based or commission-based.

Industry Background (page 19)

Question 5: We have forwarded a copy of the “The IAB Internet Advertising Report” that was prepared by PricewaterhouseCoopers LLP. The statistics that are referenced in our filing have been highlighted on pages 4 and 13. The report is publicly available without cost.

In our original filing, we referenced Enid Burns’ reference to The Jack Meyers Report. Because this report is not publicly available without cost, we have removed the reference to the report from the registration statement.

The reference to Safa Rashtchy, the Piper Jaffray analyst, is stale and has been removed from the registration statement.

We have added a reference to a report prepared for the Yellow Pages Association by comScore. We have forwarded a copy of the Yellow Pages Association press release that announced the results of the comScore study and have highlighted the sections referenced in the registration statement. The Yellow Pages press release is available without cost on their website.

The company has not commissioned any of the referenced sources.

Strategy (page 20)

Question 6: In response to your comments, we have expanded the disclosures in the “Proposed Milestones to Implement Business Operations” section on page 25 so that they conform to the disclosures in this section of the registration statement.

Market for common equity and related stockholder matters (page 23)

Question 7: In response to your comment, we have changed the disclosure on page 23 and conformed the disclosures on pages 12 and 15. We have also modified the Risk Factor disclosure on page 12 for “There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 25)

Plan of Operations (page 25)

Proposed Milestones to Implement Business Operations (page 25)

Question 8: The disclosure has been revised.

Critical Accounting Policies (page 26)

Stock-based compensation (page 26)

Question 9: In response to your comment, we have modified the registration statement to disclose that the company accounts for stock-based compensation in accordance with the provisions of ASC 718, Compensation—Stock-Compensation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Matters (page 29)

Question 10: We have modified the disclosure to document the fact that the period during which there were no disagreements with our former accountants extended through August 10, 2009. We do not expect to obtain a letter from Moore & Associates, Chartered.

Directors, Executive Officers, Promoters and Control Persons (page 29)

Question 11: Pursuant to your comment, we have modified the disclosures pertaining to Mr. Wise’s business activities over the past five years.

Question 12: In response to your comment, we have modified the disclosures in the registration statement to consistently refer to Mr. Wise as the Company’s “President, Secretary, Treasurer, Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.”

Question 13: In response to your comment, we have expanded the compensation disclosure to include the compensation expense for 2009.

Certain Relationships and Related Party Transactions (page 32)

Question 14: In response to your comment, we have modified the disclosure to document the fact that the due date of the note has been extended to May 5, 2010. We have filed the individual notes and the extension as exhibits to the amendment.

Financial Statements (page F-1)

Statement of Cash Flows (page F-6)

Question 15: In response to your comment, we have reclassified the stock compensation expense and the accrued interest from the “Financing Activities” section of the “Statement of Cash Flows” to the “Operating Activities” section of the statement.

Notes to Consolidated Financial Statements

Note 3 – Capital Stock (page F-10)

Question 16: In response to your comment, we have modified the Note to clarify that the company accounts for stock-based compensation in accordance with the provisions of ASC 718, Compensation—Stock-Compensation.

Interim Financial Statements for the nine months ended September 30, 2009 (page F-11)

Question 17: Pursuant your comment, the reference to accounting standards has been modified.

Note 6 – Subsequent Events (page F-19)

Question 18: In response to your comment, we have changed the date from December 30, 2009 to December 29, 2009. The financial statements were actually issued on December 29, 2009, and the auditors, Seale and Beers, signed the audit report on that date. January 21, 2010 was the date that the company filed its amended S-1 with the SEC.

Exhibit 5. Opinion of Joseph L. Pittera, Esq.

Question 19: Counsel has amended his opinion in response to your comment in your letter dated May 29, 2009.

Question 20: The italicized phrase referenced in your comment has been removed from counsel’s opinion.

Sincerely,

(signed) Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063